UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

Amendment No. 2

ANNUAL REPORT

of

Republic of Peru

(Name of Registrant)

Date at end of last fiscal year: December 31, 2019

SECURITIES REGISTERED*

(as of the close of the last fiscal year)

CALCULATION OF REGISTRATION FEE

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of person authorized to receive notices

and communications from the Securities and Exchange Commission

Ambassador Hugo de Zela Martínez

Embassy of Peru

1700 Massachusetts Avenue NW

Washington, D.C. 20036

(Name and address of Authorized Representative of the Registrant in the United States)

Copies to:

Jaime Mercado

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the Republic of Peru on Form 18-K for the year ended December 31, 2019 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Underwriting Agreement, dated November 23, 2020, among the Republic of Peru and BBVA Securities Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Itau BBA USA Securities, Inc. and Morgan Stanley & Co. LLC

Exhibit 2:	1.862% U.S. Dollar-Denominated Global Bonds Due 2032

Exhibit 3:	2.780% U.S. Dollar-Denominated Global Bonds Due 2060

Exhibit 4:	3.230% U.S. Dollar-Denominated Global Bonds Due 2121

Exhibit 5:	Opinion of General Counsel of the Ministry of Finance of the Republic of Peru with respect to U.S.$1,000,000,000 1.862% U.S. Dollar-Denominated Global Bonds Due 2032, U.S.$2,000,000,000 2.780% U.S. Dollar-Denominated Global Bonds Due 2060 and U.S.$1,000,000,000 3.230% U.S. Dollar-Denominated Global Bonds Due 2121

Exhibit 6:	Opinion of Simpson Thacher & Bartlett LLP with respect to U.S.$1,000,000,000 1.862% U.S. Dollar-Denominated Global Bonds Due 2032, U.S.$2,000,000,000 2.780% U.S. Dollar-Denominated Global Bonds Due 2060 and U.S.$1,000,000,000 3.230% U.S. Dollar-Denominated Global Bonds Due 2121

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, D.C., on the 11th day of December 2020.

By:	/s/ Hugo de Zela Martínez
Name:	Hugo de Zela Martínez
Title:	Ambassador of Peru to the United States

EXHIBIT INDEX

Exhibit 1:	Underwriting Agreement, dated November 23, 2020, among the Republic of Peru and BBVA Securities Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Itau BBA USA Securities, Inc. and Morgan Stanley & Co. LLC

Exhibit 2:	1.862% U.S. Dollar-Denominated Global Bonds Due 2032

Exhibit 3:	2.780% U.S. Dollar-Denominated Global Bonds Due 2060

Exhibit 4:	3.230% U.S. Dollar-Denominated Global Bonds Due 2121

Exhibit 5:	Opinion of General Counsel of the Ministry of Finance of the Republic of Peru with respect to U.S.$1,000,000,000 1.862% U.S. Dollar-Denominated Global Bonds Due 2032, U.S.$2,000,000,000 2.780% U.S. Dollar-Denominated Global Bonds Due 2060 and U.S.$1,000,000,000 3.230% U.S. Dollar-Denominated Global Bonds Due 2121

Exhibit 6:	Opinion of Simpson Thacher & Bartlett LLP with respect to U.S.$1,000,000,000 1.862% U.S. Dollar-Denominated Global Bonds Due 2032, U.S.$2,000,000,000 2.780% U.S. Dollar-Denominated Global Bonds Due 2060 and U.S.$1,000,000,000 3.230% U.S. Dollar-Denominated Global Bonds Due 2121

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